Exhibit 99.1

Ballard Receives Initial Order for Fuel Cell Modules to Power 15 Tata Motors Buses in India

VANCOUVER, BC, July 8, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has received a purchase order for 15 of the Company's 70-kilowatt (kW) FCmoveTM-HD fuel cell modules from Tata Motors ("Tata"; www.tatamotors.com), headquartered in Mumbai, India, to power 15 of Tata's zero-emission Fuel Cell Electric Buses (FCEBs). Ballard plans to complete delivery of all modules by 2022. The buses are planned for deployment in Faridabad, the largest city in the National Capital Region of Delhi.

Tata Motors is a multinational firm and is part of Tata Group. It is India's largest manufacturer of commercial vehicles and a leading bus manufacturer in India, with revenue of approximately $35 billion.

The 15 buses will be supplied by Tata to the Research & Development Centre of Indian Oil Corporation Limited (IOCL). Tata and IOCL will jointly study the potential of fuel cell technology for commercial vehicles, including testing, maintenance and operation of the FCEBs in real-world public transport conditions in India's National Capital Region. IOCL will also generate and dispense the hydrogen fuel to be used by the Ballard modules in these buses.

"We are thrilled to be working again with Tata Motors on this ground-breaking opportunity in India," noted Rob Campbell, Ballard's Chief Commercial Officer. "Ballard has unmatched experience powering buses in operation in many parts of the world, where we have demonstrated industry-leading performance. We are keen to engage with the largest commercial vehicle manufacturer in India, a market for which approximately 50,000 new buses are built annually."

Mr. Campbell added, "The FCmoveTM product is Ballard's 8th-generation engine for transit buses and reflects high performance, simplified design and reduced cost from our prior generation product. As always, Ballard will work closely with Tata to ensure seamless integration of our engine into its FCEB design, along with the highest level of on-road performance."

India's government and industry are increasingly looking at hydrogen – and particularly green hydrogen produced using renewable energy sources – as an alternative fuel to combat pollution levels in the country. This includes the National Capital Region, where winter months see dangerous levels of polluted air. Moreover, a new energy transition coalition called India H2 Alliance was recently formed by major industry players, with a focus on commercializing hydrogen technologies and systems to create net-zero carbon pathways in India.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments, anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 08-JUL-21